Text of the Amended and Restated Articles of Incorporation
To be effective June 11, 2010

ARTICLE ONE

The name of the corporation is American Liberty Petroleum Corp. (the “Corporation”).

ARTICLE TWO

The purposes of the Corporation shall be to engage in any lawful act or activity for which a corporation may be organized under Chapter 78 of NRS.

ARTICLE THREE

The Corporation shall have the authority to issue Four Hundred Fifty Million (450,000,000) shares of common stock, par value $0.00001 per share (the "Common Stock").

ARTICLE FOUR

The Board of Directors is expressly authorized to adopt, alter, amend or repeal the Bylaws of the Corporation, including any Bylaw adopted by the stockholders.

ARTICLE FIVE

The Corporation may indemnify each person who is or was a director or officer of the Corporation to the fullest extent permissible under applicable Nevada law and any successor statutes under the NRS.  The Board of Directors of the Corporation, in its sole discretion, shall have the power, on behalf of the Corporation, to indemnify such other persons for whom indemnification is permitted by such provisions of the NRS, to the fullest extent permissible thereunder, and may purchase such liability indemnification and/or other similar insurance as the Board of Directors from time to time shall deem necessary or appropriate, in its sole discretion.

The power to indemnify and/or obtain insurance provided in this Article Five shall be cumulative of any other power of the Board of Directors and/or any rights to which such a person or entity may be entitled by law, the Articles of Incorporation and/or Bylaws of the Corporation, contract, other agreement, vote or otherwise.